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                             October 26, 2021

       Chee Kong CHOO
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
28, 2021
                                                            CIK No. 0001873093

       Dear Mr. CHOO:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted September 28, 2021

       Summary
       Our Business, page 19

   1. Revise to clarify the current status of your three product candidates. You state on page 19
                                                        that you    are in the
midst of developing    them, and that you are a preclinical
                                                        biopharmaceutical
company. Revise to further clarify at what stage you are with each product and where you
intend to submit them for approval. With respect to CTM-N2D, we note from page 89
you are    close to starting a Phase I trial,    and from page 107 that
                                                        you submitted a Phase I
study to the HSA. Revise to clarify and disclose the correct stage in the summary. Provide
similarly specific information about the status of your other two
 Chee Kong CHOO
CytoMed Therapeutics Pte. Ltd.
October 26, 2021
Page 2
         main product candidates. For example, if the HSA requires an IND application as a first step, like the FDA, disclose the date you anticipate filing the IND for each of your other two product candidates.
Use of Procceds, page 74

2. Please revise to disclose the amount of proceeds that you intend to allocate toward the development of each product candidate and also how far along in the preclinical or clinical trials you intend to fund with the proceeds.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 80

3. Revise the disclosure on pages 81 and 86 to disclose for how long you believe the net proceeds from this offering, together with existing cash, will be sufficient to fund your operations.
Business
Overview, page 89

4. Revise your pipeline table to include all three Phases of clinical development, and to
         remove    proof of concept    and    manufacturing process validation
  as separate phases of
         development. Clarify what you mean by    trial application.    Revise
the indication for
         each product candidate to clarify the specific indication for which you will seek regulatory approval. Revise the table to clearly disclose the jurisdiction in which you are seeking regulatory approval, as you are a Singapore company operating primarily in Malaysia seeking to raise capital in the United States.
5. To the extent you are seeking regulatory approval in Singapore, revise your Business section to briefly explain that process and in what category your product candidates fall, that is, whether they require a CTA, CTN or Clinical Trial Certificate, and what procedures you must undertake to conduct human clinical trials. Essentially, explain how the regulations described beginning on page 123 apply to your product candidates.
Strategy, page 90

6.     Revise to avoid statements such as having the    competitive edge,    in
the disclosure and
       the table on page 90, where your products are pre-clinical. Where the comparison products are commercialized and yours are yet to be proven, it is premature to address the
FirstName LastNameChee Kong CHOO
       technology evolution as presented in the graphic, which should be deleted. Similarly,
Comapany    NameCytoMed
       rephrase             Therapeutics
                 the    Advantages    of yourPte. Ltd. in the heading on page
102 to clarify they are
                                          therapy
Octoberpotential
         26, 2021advantages.
                   Page 2
FirstName LastName
 Chee Kong CHOO
FirstName LastNameChee
CytoMed Therapeutics Pte.Kong
                         Ltd. CHOO
Comapany
October 26,NameCytoMed
            2021         Therapeutics Pte. Ltd.
October
Page 3 26, 2021 Page 3
FirstName LastName
CTM-N2D, page 95

7.       Revise to clarify the nature of the    deep discussion with a
potential clinical trial partner to
         formally submit a Phase I trial application for CTM-N2D.    Also
clarify what it means
         that HSA    reviewed [your] submission and concluded that it has no
major issues with
         [your] documents.    It is unclear where this places you in the
regulatory pathway.
Product Design and Manufacturing of CTM-N2D, page 101

8. As safety and efficacy determinations are solely within the authority of regulators such as the HSA and FDA, and they continue to be evaluated throughout all phases of clinical
         trials, please remove the reference to your products as    safer
from Figure 10, the
         reference to    safer    drug-like    product features,    and
characterizing the product-candidate
         as    safe    on page 103, and other statements of safety throughout
the prospectus. Also
         avoid statements of the potency of CTM-N2D, as referenced at the bottom of page 103, on page 105, and elsewhere in the prospectus, as this has yet to be proven. avoid any statements of efficacy in the prospectus. You may present the results of pre-clinical tests without drawing conclusions regarding efficacy or potency.
Gamma delta NKT Cells Recognize and Kill a Broad-spectrum of Cancer Cells, page 111

9. Revise Figure 22 on page 112 so the font is large enough to be legible in each of the tables.
Property, page 113

10. Clarify the importance of the lease beginning March 1, 2008 on the property you recently purchased.
Intellectual Property, page 115

11. Please update your description of the Patent License, Know-How License and K562 Cell
         License with ATPL to disclose, as applicable:
             the aggregate amounts paid to date;
             aggregate milestone payments; and
         For the Patent and Know-How Licenses, please quantify the royalty rate or provide a reasonable range not exceeding 10 percentage points, and disclose when the royalty provisions expire.
Foreign Private Issuer Exemptions, page 147

12. You disclose here that you intend to follow the practices of your home country,
         Singapore, with respect to the practices listed here, rather than the Nasdaq Listing Rules standards, however, for several of these matters, it appears you may meet the Nasdaq
         Listing standards. For example, you state on page 146 that you will adopt a Code of
         Business Conduct and Ethics. Also, it appears from page 146 that your compensation
 Chee Kong CHOO
CytoMed Therapeutics Pte. Ltd.
October 26, 2021
Page 4
      committee will be independent and will have a charter. Please revise the appropriate sections to clarify.
Financial Statements
Audit Report, page F-2

13.   Please obtain an audit report which addresses the following issues:

            Revise the language of the opinion paragraph to make clear that the opinion covers the consolidated statements of comprehensive income, changes in equity, and cash flows for both fiscal years ended December 31, 2019 and December 31, 2020;

            Refer to the International Financial Reporting Standards as issued by the International
          Accounting Standards Board, as per the guidance in Item 17(c) of Form 20-F;

            Include representations, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and
          conform the audit report accordingly; and

            Include the date of the audit opinion in accordance with Rule 2-02(a) of Regulation
          S-X.

        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at
(202) 551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-
3257 with any other questions.



                                                           Sincerely,
FirstName LastNameChee Kong CHOO
                                                           Division of
Corporation Finance
Comapany NameCytoMed Therapeutics Pte. Ltd.
                                                           Office of Life
Sciences
October 26, 2021 Page 4
cc:       Richard I. Anslow, Esq.
FirstName LastName